NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Gary M. Brown T 615.664.5330 gary.brown@nelsonmullins.com	150 Fourth Avenue, North | Suite 1100 Nashville, TN 37219-2415 T 615.664.5300 F 615.664.5399 nelsonmullins.com

May 8, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	Collectable Sports Assets LLC

Offering Statement on Form 1-A

Filed March 13, 2020

File No. 024-11178

Ladies and Gentlemen:

We hereby submit the responses of Collectable Sports Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 10, 2020, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed on March 13, 2020. Please note that in addition to changes necessary in order to respond to the Staff’s comments, other revisions (that are considered to be not material) have been made to the Offering Statement.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, capitalized terms used in this letter have the meanings ascribed to them in the Offering Statement.

Form 1-A filed March 13, 2020

Offering Summary

Securities Offered, page 4

1.	We note your disclosure that Interests will be non-voting except with respect to certain matters set forth in the Operating Agreement. Here and elsewhere in your offering circular where you discuss the rights of Interest holders, please disclose the situations in which Interest holders will be able to vote.

Response: We acknowledge the Staff’s comment and the offering circular has been revised as requested.

Additional Investors, page 6

2.	Please revise to clarify if there is a limit to the amount either the Asset Manager or Manager may invest in each series.

Response: We acknowledge the Staff’s comment and the offering circular has been revised to indicate that there is no limit on the amount that the Manager or Asset Manager may invest in any Series.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

U.S. Securities and Exchange Commission

May 8, 2020

Risk Factors

Risks relating to the structure, operation and performance of the Company

If the Company’s series limited liability company structure is not respected, then ..., page 16

3.	We note your disclosure that, in the past, certain jurisdictions have not honored the interpretation of the Delaware Limited Liability Company Act that liability of investors holding one series is segregated from the liability of investors holding another series, and the assets of one series are not available to satisfy the liabilities of another series. Please disclose these known jurisdictions, and whether you intend to offer securities in these jurisdictions.

Response: We acknowledge the Staff’s comment and the offering circular has been revised to more accurately indicate the state of the law, as currently known, with respect to Series LLCs.

Risks Related to Ownership of our Interests

If a market ever develops for the interest..., page 26

4.	We note your reference here to you creating a liquidity platform for the trading of your Interests. In appropriate place in your Offering Circular please outline your plans to create a liquidity platform or to utilize a third parties' liquidity platform in order to facilitate the trading of your Interest.

Response: We acknowledge the Staff’s comment and the offering circular has been revised to indicate that the Company has no current plans to develop its own liquidity platform and that, although it understands that third parties might ultimately develop such a platform, the Company does not believe that there is one suitable for trading the Interests at this time and there is no assurance that such a platform will be developed.

Use of Proceeds and Descriptions of Underlying Assets, page 35

5.	Disclose, if true, that the respective series will own a 100% interest in the acquired asset.

Response: We acknowledge the Staff’s comment. The statement is true and the offering circular has been revised with respect to each of the Series to so indicate.

6.	Disclose how Jason Epstein is affiliated with Zev Partners LLC. As applicable, provide the disclosure required by Item 13 of Part II of Form 1-A.

Response: We acknowledge the Staff’s comment. The offering circular has been revised to further describe Mr. Epstein’s affiliation under “Potential Conflicts of Interest”, which is referenced in “Risk Factors”. Under “Use of Proceeds and Description of Underlying Assets”, disclosure responsive to Item 13 of Part II of Form 1-A was added with respect to the underlying asset(s) of each Series.

Description of Interests Offered, page 88

7.	We note your disclosure “[t]he Manager has the authority under the Operating Agreement to cause the Company to issue Interests to Investors as well as to other Persons for such cost (or no cost) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests.” Please amend your offering circular to provide risk factor disclosure with respect to this authority of the Manager, including the potential dilution to Interest holders if the Manager issues additional interests.

Response: We acknowledge the Staff’s comment and the Offering Circular has been revised as requested.

U.S. Securities and Exchange Commission

May 8, 2020

General

8.	We note that on page 29 of your Limited Liability Company Agreement, Exhibit 2.2, Section 15.1 Addresses and Notices you reference using the Rally Road platform or any successor thereto, to provide notices. Please revise your offering circular to explain your relationship with the Rally Road platform and where applicable, how you intend to rely on it.

Response: We acknowledge the Staff’s comment – we hereby advise the Staff that that reference was a scrivener’s error and has been removed from the Limited Liability Company Agreement. As there is no relationship with the Rally Road platform, no revision to the offering circular (other than to the Limited Liability Agreement that is attached as an exhibit) was necessary.

9.	We note that in paragraph 5(a) of the subscription agreement, Exhibit 4, you ask investors to represent that they have carefully read the prospectus. Because this representation may suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has read the prospectus, please remove this clause.

Response: We acknowledge the Staff’s comment. The subscription agreement has been revised as requested.

10.	We note that in paragraph 5(d) of the subscription agreement it references an "investor verification platform" as part of the process to subscribe to the offering. Please revise your Offering Circular to describe your investor verification platform.

Response: We acknowledge the Staff’s comment – the bracketed language referenced by the Staff was a placeholder in the subscription agreement in anticipation of the possible development and/or use of such a platform. The Company presently does not have and does not intend to utilize such a platform; therefore the reference has been removed from the subscription agreement. Accordingly, no revision to the offering circular (other than to the subscription agreement that is attached as an exhibit) was necessary.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (615) 664-5330 or Ezra Levine at (914) 372-7337. Otherwise, we would appreciate your advising us that that the Staff is prepared to entertain a request to qualify the Offering Statement.

Very truly yours,

Nelson Mullins Riley & Scarborough LLP

By:	/s/ Gary M. Brown

cc:	Jason Epstein

Ezra Levine